FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

CLP Power Hong Kong Limited
(Registrant’s name in English)

147 Argyle Street
Kowloon, Hong Kong
(Address of Registrant’s principal executive office)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the Registrant by furnishing this information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Form D2 dated 8 January 2003
Form AR1 dated 13 January 2003

Registrant hereby incorporates by reference in the report on Form 6-K the following Exhibit:

Exhibit

1.	Form D2 — Notification of Changes of Secretary and Directors was filed with the Companies Registry in Hong Kong on 8 January 2003; and

2.	Form AR1 — Annual Return was filed with the Companies Registry in Hong Kong on 13 January 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

For and on behalf of CLP Power Hong Kong Limited

By:	/s/ April Chan

Name: April Chan
Title: Deputy Company Secretary

Date:  January 23, 2003